

April 17, 2009

By U.S. Mail and Facsimile to: (201) 497-1208

Kevin J. Lynch
President and Chief Executive Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

>   Re: **Oritani Financial Corp.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **File No. 001-33223**

Dear Mr. Lynch:

We have reviewed the above referenced filing and related materials and your response letters dated March 10, 2009 and March 30, 2009 and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 1. Business

Market Area, page 4

1.   We note your response to our prior comment 3. However, your disclosure is a generic
        risk factor related to general economic conditions and does not address your market area.
        Therefore, we reissue comment 3. In future filings and in your draft response, please
        update your market area disclosure to the latest date feasible.

First Mortgage Loans, page 6

2.   We note your response to our prior comment 4. We also note the following sentence in
        the "Transactions With Certain Related Persons" section on page 12 of your proxy
        statement: "Oritani Bank makes loans to its directors, officers and employees on the
        same rates and terms it offers to the general public." Tell us how this sentence can be
        reconciled with your other disclosures and your response letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

3.   We note your response to our prior comment 10. However, your disclosure relates only
        to base salary and annual cash incentives. Please revise your disclosure to address each
        element of compensation. See Item 402(b)(1)(v) of Regulation S-K.

4.   Pursuant to our prior comment 12, please identify the peer group companies to which you
        compared yourself. See Item 402(b)(2)(xiv) of Regulation S-K. This may include the
        companies surveyed in the other two reports referenced in your response to our prior
        comment 14. In future filings, please characterize these other two reports.

5.   In future filings, pursuant to Item 402(b)(1)(v), please disclose how the committee used
        the data in the three reports. For example, did it seek to place company compensation
        within a peer group compensation range?

6.   In future filings, please disclose the amounts ultimately paid in each element to which
        you compared compensation to any peer group data, compared to the peer group amounts
        paid. This appears to include amounts for the companies in the other two reports, as
        discussed in your response to prior comment 14.

7.   We do not believe your response to our prior comment 14 is responsive to the comment.
        Therefore, we reissue comment 14.

Closing Comments

Please respond to this comment within ten business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3421 with any questions.

Sincerely,

David Lyon
Senior Financial Analyst